UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

MORGAN STANLEY

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

617446448

(CUSIP Number)

Akira Kamiya Managing Officer Mitsubishi UFJ Financial Group, Inc. 7-1, Marunouchi 2-chome Chiyoda-ku, Tokyo 100-8330 Japan 81-3-3240-1111

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

13D

CUSIP NO. 617446448

1.	NAME OF REPORTING PERSON: Mitsubishi UFJ Financial Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22.56% **
	8.	SHARED VOTING POWER: N/A
	9.	SOLE DISPOSITIVE POWER: 22.56% **
	10.	SHARED DISPOSITIVE POWER: N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 435,452,411 shares **
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.56% **
14.	TYPE OF REPORTING PERSON (See Instructions): CO

**	Includes 3,435,259 shares of common stock of Morgan Stanley that certain affiliates of the reporting person held solely in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts as of May 31, 2011. Such shares represent approximately 0.18% of the 22.56% reported in row 13 above. The reporting person disclaims beneficial ownership of such shares.

This statement (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, filed on October 23, 2008, as amended by the first amendment thereto, filed on October 30, 2008, the second amendment thereto, filed on May 22, 2009, the third amendment thereto, filed on June 11, 2009, the fourth amendment thereto, filed on April 1, 2010, the fifth amendment thereto, filed on May 3, 2010, the sixth amendment thereto, filed on November 9, 2010 and the seventh amendment thereto, filed on April 25, 2011 (the “Schedule 13D”), by Mitsubishi UFJ Financial Group, Inc. (“MUFG”), a joint stock company incorporated in Japan, with respect to shares of common stock (the “Common Stock”) of Morgan Stanley, a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Transaction Agreement, MUFG converted all of its shares of Series B Preferred Stock into 385,464,097 shares of Common Stock on June 30, 2011.

In addition to the 432,017,152 shares of Common Stock held by MUFG directly, including the shares of Common Stock issued upon conversion of the Series B Preferred Stock, as of May 31, 2011, certain affiliates of MUFG held in the aggregate 3,435,259 shares of Common Stock (the “Managed Shares”) solely in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts. MUFG disclaims beneficial ownership of the Managed Shares.

Except as noted above, Item 3 of the Schedule 13D is hereby incorporated by reference herein.

Item 4.	Purpose of Transaction

On June 30, 2011, MUFG and the Company entered into the Amended and Restated Investor Agreement (the “Amended Investor Agreement”).

Pursuant to the terms of the Amended Investor Agreement, the Company will agree to take all lawful action to cause the number of MUFG’s senior officers or directors who are members of the Company’s Board of Directors to be two (in lieu of the board observer rights to which MUFG was entitled under the Investor Agreement), so long as MUFG’s investor percentage interest (that is, MUFG’s ownership calculated without taking into account shares not issued in a qualified offering, the “Investor Percentage Interest”) has not been less than 20% for a period of six consecutive months. MUFG may designate from time to time, in accordance with the Amended Investor Agreement, the particular senior officers or directors of MUFG who are to serve as its board representatives. From the first date on which the Investor Percentage Interest has been less than 20% for a period of six consecutive months, (i) only one senior officer or director designated by MUFG shall be a member of the Company’s Board of Directors, and (ii) the Company shall permit an MUFG senior officer or director designated by MUFG to attend each physical and telephonic meeting of the Board of Directors as an observer (in each case, until such time as MUFG’s economic interest percentage in the Company (that is, MUFG’s ownership calculated on a fully diluted basis, the “Economic Interest Percentage”) is less than 10%).

The Investor Agreement included as an exception from the standstill provisions any shares acquired pursuant to the exercise of MUFG’s preemptive rights, or, prior to the termination of MUFG’s preemptive rights, open market purchases of Common Stock that do not result in MUFG’s Economic Interest Percentage exceeding 20%. The Amended Investor Agreement revised this exception to state that it applies to the extent that such purchases do not result in MUFG’s Investor Percentage Interest in the Company exceeding 22.4% (provided that if such limitation would result in MUFG being limited to an Economic Interest Percentage of less than 20%, then such limitation shall instead be equal to the lesser of (x) an Economic Interest Percentage of 20% and (y) an Investor Percentage Interest of 24.9%). These standstill provisions will terminate, unless extended, upon the earlier of (a) October 13, 2013 or (b) the date on which MUFG’s Economic Interest Percentage is less than 10%.

The Investor Agreement allowed MUFG to acquire from the Company, for the same price and on the same terms as such Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (the “Covered Securities”) are offered, Covered Securities in an amount that allows MUFG to maintain its then-current Investor Percentage Interest, but only to the extent that MUFG’s Economic Interest Percentage does not exceed 20%. The Amended Investor Agreement revised the preemptive rights to state that MUFG may exercise its preemptive rights only to the extent that MUFG’s Investor Percentage Interest does not exceed 22.4% (provided that if such limitation would result in MUFG being limited to the Economic Interest Percentage of less than 20%, then such limitation shall instead be equal to the lesser of (x) the Economic Interest Percentage of 20% and (y) the Investor Percentage Interest of 24.9%). In addition, the expiration date of the preemptive rights was extended to October 13, 2013.

The Amended Investor Agreement is filed as Exhibit 16 to this Amendment and is hereby incorporated by reference herein.

In addition, MUFG made the additional commitments to the Board of Governors of the Federal Reserve System, filed as Exhibit 17 to this Amendment and incorporated by reference herein, in connection with the conversion of the Series B Preferred Stock to ensure that MUFG will not be deemed to control the Company for purposes of the Bank Holding Company Act of 1956, as amended.

Except as noted above, Item 4 of the Schedule 13D is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) Rows (7) through (11) and (13) of the cover pages to this Amendment are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 1,930,122,221 (which is the number of shares of Common Stock outstanding as of April 30, 2011, as reported by the Company in their quarterly report on Form 10-Q for the quarter ended March 31, 2011, plus the shares of Common Stock issued upon conversion of the Series B Preferred Stock).

As of June 30, 2011, MUFG beneficially owns 432,017,152 shares of Common Stock.

In addition, MUFG may be deemed to be the beneficial owner of the Managed Shares. MUFG disclaims beneficial ownership of the Managed Shares.

The shares of Common Stock beneficially owned by MUFG (if MUFG is deemed to have beneficial ownership over the Managed Shares) represent approximately 22.56% of the outstanding shares of Common Stock.

(b) Subject to the right of clients to withdraw their assets, including the Managed Shares managed by MUFG’s affiliates, MUFG has the sole power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by it as indicated in rows (7) through (11) and (13) of the cover pages to this Amendment.

(c) Except as described herein, neither MUFG nor, to its knowledge, any of its directors or executive officers has engaged in any transactions in shares of the Company’s Common Stock in the past 60 days except transactions in a fiduciary capacity as described under Item 3.

(d) No other person is known by MUFG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by MUFG, except that, if MUFG is deemed to have beneficial ownership of the Managed Shares, dividends and the proceeds from the sale of Managed Shares will be the property of the customers for whom such Managed Shares are managed.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

16.	Amended and Restated Investor Agreement, dated June 30, 2011, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 8-K, filed on June 30, 2011).

17.	Additional Commitments made by Mitsubishi UFJ Financial Group, Inc. to the Board of Governors of the Federal Reserve System, dated April 21, 2011.*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Akira Kamiya
Name:	Akira Kamiya
Title:	Managing Officer